November 24, 2015

RE: Cash offer for your CNL Growth Properties investment.

Dear Fellow Shareholder,

You may have recently read that CNL Growth Properties' share repurchase program has been suspended since September 2014.  However, CMG is now offering to purchase shares, providing a new opportunity for those who may wish to sell.  CMG will pay you $5.00 per Share in cash. Please note that the offer expires on December 31, 2015, so if you want to sell your shares by accepting our offer, you will need to return the assignment form by that date.
CNL Growth Properties has suspended its share redemption program and is not listed on any exchange, making the shares illiquid and difficult to sell. If you want or need your cash, this offer provides you with the ability to sell your Shares.  While the REIT has recently completed the sale of 2 properties, and may pay a future special distribution, The company is not paying a regular dividend. Shareholders may prefer to sell and re-deploy the proceeds into a regular income-producing investment.  You may also be able to sell your shares now in auctions, possibly at higher prices--as further detailed on the reverse.  However, auction trades are reduced by steep commissions and various fees, often amounting to 10% or more of the transaction amount, and take 3 months on average to complete in our experience.  By contrast, because our price is not reduced by any commissions or fees, the proceeds you would receive from our offer could exceed the net proceeds of an auction trade, even if the auction trade was completed at a higher price. Moreover, transactions through CMG are normally completed in less time than an auction sale.  If you sell to us, you can lock in your price and get your cash promptly.

If you wish to accept our cash offer, complete the Agreement of Assignment and Transfer per the instructions provided and return it to CMG. If available to you, please also include a copy of a recent account statement concerning your REIT Shares. We will mail your check within 3 business days of our receipt of written confirmation that the trade is completed from CNL Growth Properties' transfer agent.  There are no financing contingencies with this offer. Please carefully read the Agreement of Assignment and Transfer, as well as the Offer available on our website (www.cmginvestments.com/CNLGrowth.pdf), at the SEC's EDGAR website, and for free by calling the number below. If you have any questions, please call us at (425) 376-0693.

Very Truly Yours,

CMG Partners, LLC

P.S.  You must fill out and mail in the Agreement of Assignment and Transfer by December 31, 2015 if you wish to take advantage of this offer.
There is limited trading of CNL Growth Properties in the auction market.  Two independent publications, the Direct Investment Spectrum and the Stanger Report reported sales of Shares on secondary markets at $5.85 per Share and $5.70 per Share, respectively, in the most recent issues (Jul/Aug 2015 and Fall 2015, respectively).  However, auction trades can be burdensome and typically involve substantial fees and commissions, often amounting to 10% or more of the transaction amount. Additionally, the total number of the REIT's Shares traded on the secondary market between June 1, 2015 and July 31, 2015, as reported by Direct Investments Spectrum, represented approximately 0.005% of the total Shares outstanding. Within this timeframe, only one auction trade was completed totaling less than $7,000 in sales volume. By contrast, our Offer provides up to $7,500,000 in proceeds available to satisfy Shareholders' demand for liquidity.  CNL Growth Properties' share repurchase program had last been repurchasing shares at $9.89 per share.  However, as noted, this program has been suspended since September 15, 2014, and will be until further notice.  Furthermore, if the program is reinstated it will likely repurchase shares at lower prices. CNL Growth Properties has estimated that its net asset value is $9.40.

Should you choose to accept our offer, simply complete, sign and return the Agreement of Assignment and Transfer enclosed and have all signatures Medallion Signature Guaranteed.   Medallion Signature Guarantees can be obtained at most banks and brokerage firms at no cost.  Please also include a copy of your REIT statement to assist in the completion of the transaction.  You will receive your check promptly following our receipt of written confirmation from the Company's transfer agent that the transfer has occurred.

CMG is not affiliated with CNL Growth Properties, Inc. or its management, and is seeking to acquire Shares for investment purposes only. CMG may choose to resell some or all of the Shares it receives in this Offer to another party.  This offer is limited to our purchasing an aggregate of 1,500,000 Shares, or 6.66% of the total shares outstanding, and will expire at 11:59 P.M. PST on December 31, 2015.

Shortly, you should receive a letter from CNL Growth Properties regarding our offer, which you may wish to consider prior to making a decision about selling your shares.  More information about the company is available from CNL Growth Properties or on the SEC's EDGAR website.   CMG retains the right to amend this offer at any time, and it is subject to the terms of the Offer. As with any transaction involving your investment, there are risks associated with accepting our offer, including the following:

•            Our offer price was determined by applying a 47% liquidity discount to the REIT's estimated appraised value, although we are not qualified real estate appraisers and cannot attest to this methodology.  Whether or not their estimate proves to be correct, we believe that the company's shares are worth more than our offer price, and therefore, our offer may not represent a fair assessment of the shares' potential value if a liquidity event involving the company were to occur.

•            Any and all dividends paid or payable to you by the company after December 31, 2015, will belong to CMG. To the extent you receive and retain dividends after that date, the same amount would be deducted from your sale proceeds.  If you participate in the dividend reinvestment program, then any Shares purchased after the date of this Offer will be sold to us if you indicate that you wish to sell "All" your Shares; further, the sale proceeds for your Shares will be reduced by the amount of such dividends as if you had received them.